                                                    Exhibit 12.1

ROWAN COMPANIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands)

	Year Ended December 31,					Nine Months
						Ended September 30,
	1998	1999	2000	2001	2002	2003

Fixed Charges:
Interest expensed and capitalized	$17,500	$22,755	$25,652	$24,240	$20,645	$14,869
Amortization of capitalized expenses
related to indebtedness	3	173	266	353	434	412

Total fixed charges	$17,503	$22,928	$25,918	$24,593	$21,079	$15,281

Earnings:
Income (loss) before income taxes	$193,701	$(14,536)	$110,863	$120,207	$132,819	$(19,035)
Fixed charges	17,503	22,928	25,918	24,593	21,079	15,281
Interest capitalized	(16,264)	(11,238)	(13,510)	(11,170)	(4,722)	(3,457)
Amortization of capitalized interest	13	714	1,042	1,353	1,647	1,520

Total earnings	$194,953	$(2,132)	$124,313	$134,983	$150,823	$(5,691)

Ratio of Earnings to Fixed Charges	11.14	-	4.80	5.49	7.16	-

Deficiency of Earnings		$25,060				$20,972